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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-140887

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 4 DATED JULY 23, 2010
TO THE PROSPECTUS DATED APRIL 29, 2010

        This Supplement No. 4 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Opportunity REIT II, Inc. dated April 29, 2010. Supplement No. 4 supersedes and replaces all prior supplements to the prospectus. Unless otherwise defined in this Supplement No. 4, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

  •
  operating information, including the status of our public offering, portfolio data, distribution and funds from operations information, selected financial data, share redemption information and compensation to our advisor and its affiliates;

  •
  updates regarding the discussion of recent adverse developments related to the prior performance of other Behringer Harvard sponsored programs;

  •
  quantitative and qualitative disclosure about market risk; and

  •
  information incorporated by reference.

OPERATING INFORMATION

Status of Offering

        We commenced this initial public offering of shares of our common stock on January 21, 2008. As of July 16, 2010, we had accepted investors' subscriptions for and issued approximately 19.5 million shares of our common stock pursuant to our primary offering resulting in aggregate gross proceeds of approximately $194.6 million. As of July 16, 2010, approximately 80.5 million shares of our common stock remain available for sale in our primary offering, and approximately 24.3 million shares of our common stock remain available for issuance under our distribution reinvestment plan. We reserve the right to reallocate the shares we are offering between the primary offering and the distribution reinvestment plan.

        The primary offering of our shares will terminate on or before January 4, 2011. If we file another registration statement to register additional shares prior to January 4, 2011, we could continue to sell shares in this offering until July 3, 2011 or the effective date of the subsequent registration statement. If we extend the primary offering beyond January 4, 2011, we will provide that information in a prospectus supplement. Our board of directors has the discretion to extend the offering period for the shares being sold pursuant to our distribution reinvestment plan up to the sixth anniversary of the termination of the primary offering, in which case we will notify participants in the plan of such extension. Our board of directors may terminate this offering at any time prior to the termination date.

 Real Estate and Real Estate-Related Investment Portfolio

  Real Estate Portfolio

        As of March 31, 2010, we owned interests in two real estate properties acquired from third parties unaffiliated with us or our advisor. The following is a summary of our real estate properties as of March 31, 2010:

Property Name	Location	Property Type	Date Acquired	Contract Purchase Price	Approximate Rentable Space or Number of Units and Total Square Feet of Units	Approximate Annualized Base Rent or Average Effective Monthly Rent Per Unit(1)	Average Remaining Lease Term in Years	Approximate % Leased
1875 Lawrence	Denver, Colorado	Office Building	10/28/08	$34,500,000	185,000 sq. ft.	$3,798,727	1.7	94.9%
Stone Creek(2)	Killeen, Texas	Multifamily	11/30/09	$460,000	300 units and 223,212 sq. ft.	$796	—	99%

(1)
Annualized base rent is calculated annualizing the current, in-place monthly base rent for leases.

(2)
We own a 9.99% limited partnership interest in two partnerships that own the two phases of Stone Creek, a multifamily project in Killeen, Texas. Our interests are noncontrolling, unconsolidated interests that are accounted for using the equity method of accounting. We are also entitled to 44.9% residual partnership interests in Stone Creek. Behringer Harvard Strategic Opportunity Fund I LP owns a 90% limited partnership interest in Stone Creek.

        We believe that our real estate properties are suitable for their intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to our properties. Our properties are located in submarkets where there are a number of comparable properties that might compete with them.

  Real Estate-Related Investment Portfolio

        As of March 31, 2010, we owned two real estate loans receivable acquired through transactions with third parties unaffiliated with us or our advisor. The following is a summary of our real estate-related investment portfolio as of March 31, 2010 (dollars in thousands):

Loan Name/ Location of Related Property or Collateral	Date Acquired	Property Type	Loan Type	Payment Type	Outstanding Principal Balance	Purchase Price	Contractual Interest Rate	Maturity Date	Carrying Amount
PAL Junior Loan/ U.S. Army Installations Nationwide	8/14/09	Army Lodging	Second Mortgage	(1)	$12,756(2)	Origination	18%	9/1/16	$12,639
Palms of Monterrey Note/ Fort Myers, FL(3)	10/02/09	Multifamily Complex	First Mortgage	Interest Only	$64,542	$25,400	Greater of 6.75% or LIBOR plus 3.75%	3/19/08	$27,091

(1)
Interest only monthly payments calculated at the rate of 10% per annum (the "Minimum Monthly Payment") from October 1, 2009 through September 1, 2011. Minimum Monthly Payments, and accrued and unpaid interest to the extent of available cash flow from October 1, 2011 and ending on September 1, 2013. Minimum Monthly Payments, and accrued and unpaid interest and principal to the extent of available cash flow from October 1, 2013 and ending on August 1, 2016 with any remaining principal amount and accrued and unpaid interest due and payable upon maturity.

(2)
The aggregate principal amount available under the PAL Junior Loan is $25 million.

(3)
The Palms of Monterrey Note was in default when acquired, and on May 10, 2010, we acquired a fee simple interest in the collateral for the note upon completion of foreclosure proceedings. See "Investment Activity After March 31, 2010" below for additional information regarding the investment.

  Debt Obligations

        The follow is a summary of our outstanding debt obligations as of March 31, 2010:

Property and Related Loan	Outstanding Principal Balance (in millions)	Interest Rate	Loan Type	Maturity Date	% of Total Indebtedness
1875 Lawrence Mortgage Loan(1)	$18.5(2)	LIBOR + 2.5%*(3)	Monthly interest only payments through December 31, 2010, followed by principal and interest payments with principal calculated using an amortization term of 25 years.	12/31/2012(4)	100%
*
Indicates variable interest rate mortgage.

(1)
Subject to a prepayment penalty of 0.5% of the outstanding principal balance during 2010.

(2)
The outstanding principal balance is part of a $23.5 million loan agreement, of which the initial advance of $18.5 million was used to fund acquisition and acquisition-related costs of 1875 Lawrence. The remaining advances will be used for capital expenditures, tenant improvements, and leasing commission costs of 1875 Lawrence.

(3)
The interest rate has a floor of 6.25%.

(4)
The maturity date may be extended for one twelve-month period provided that certain conditions are met.

  Significant Tenants and Lease Expirations

        The following table sets forth information regarding the two tenants occupying ten percent or more of the rentable square footage at our one office building, 1875 Lawrence, as of March 31, 2010:

Tenant Name	Tenant Industry	Approximate Annualized Base Rental Income(1)	% of Total Portfolio Annualized Rental Income	Approximate Rental Square Footage	% of Total Portfolio Square Footage	Lease Expiration
Policy Studies Inc.	Healthcare Consulting Services	$531,000	13.4	40,800	22.0	8/2010	(2)
McKenna Long & Aldridge LLP	Legal Services	$492,000	12.5	19,300	10.4	7/2013	(3)

(1)
Annualized Base Rental Income represents contractual base rental income on a US GAAP straight line adjustment basis from the time of our acquisition, without consideration of tenant contraction or termination rights. Tenant reimbursements generally include payment of real estate taxes, operating expenses, and common area maintenance and utility charges.

(2)
Policy Studies Inc. has exercised its termination option and plans to vacate the building on or before August 31, 2010.

(3)
McKenna Long & Aldridge LLP has vacated the building and is attempting to sublease its space under the lease. They are continuing to pay their rental obligations.

        The following table lists, on an aggregate basis, all of the scheduled lease expirations after March 31, 2010 over each of the years ending December 31, 2010 and thereafter for 1875 Lawrence. The table shows the approximate rentable square feet and annualized base rent represented by the applicable lease expirations:

Year Ending December 31	Number of Leases Expiring	Approximate Total Area of Expiring Leases (Sq. Ft.)	Annualized Base Rent of Expiring Leases(1) ($ in thousands)	% of Annualized Base Rent Represented by Expiring Leases
2010	7	64,585	1,321	33%
2011	8	48,049	991	25%
2012	3	20,322	548	14%
2013	3	24,418	614	16%
2014	4	11,558	330	8%
2015	1	4,768	147	4%
Thereafter	—	—	—	—

(1)
Annualized Base Rent represents contractual base rental income on a US GAAP straight line adjustment basis from the time of our acquisition, without consideration of tenant contraction or termination rights. Tenant reimbursements generally include payment of real estate taxes, operating expenses, and common area maintenance and utility charges.

  Investment Activity After March 31, 2010

        Palms of Monterrey.    On October 2, 2009, we purchased, through a joint venture formed between a wholly owned subsidiary of our operating partnership, and DD-CTP, LLC, an entity formed between DeBartolo Development, LLC and Christian Tyler Properties, LLC (the "Palms of Monterrey Joint Venture"), at a discount, the Palms of Monterrey Note described above under "Real Estate-Related Investment Portfolio" for $25.4 million plus closing costs from the Federal Deposit Insurance Corporation as Receiver for Corus Bank, N.A. We own a 90% percentage interest in the joint venture and DD-CTP, LLC, an unaffiliated third party, owns the remaining 10% percentage interest and a carried interest after a preferred return to the members based on their respective capital contributions. We are the managing member of the joint venture. The investment was funded with proceeds from this offering.

        At the time of our acquisition of the Palms of Monterrey Note, the borrower was in default and on October 5, 2009 we initiated foreclosure proceedings against the borrower in order to take a fee simple interest in the collateral, a 408-unit multifamily complex, on a 28-acre site located at 15250 Sonoma Drive in Fort Myers, Florida ("Palms of Monterrey"). On January 20, 2010, we reached an agreement with the borrower such that the borrower would not contest the foreclosure proceedings in exchange for $0.3 million. A final judgment of foreclosure was entered on March 22, 2010 and the foreclosure sale for the Palms of Monterrey was held on April 27, 2010. We were the only bidder in the sale and on May 10, 2010, upon payment of the purchase price of one dollar and completion of the 15-day objection period, ownership of the Palms of Monterrey transferred to us.

        On June 11, 2010, we, through a wholly owned subsidiary of the Palms of Monterrey Joint Venture, entered into a mortgage loan agreement with Holliday Fenoglio Fowler, L.P., an unaffiliated entity, as lender ("Holliday Fenoglio"), to borrow $19.7 million under a Freddie Mac program. The loan is secured by a first mortgage lien on the assets of the Palms of Monterrey including the land, fixtures, improvements, contracts, leases, rents, and reserves. In addition, we, as guarantor, are subject to certain recourse liabilities with respect to certain "bad boy" acts as set forth in the Guaranty in favor of Holliday Fenoglio.

        The loan bears interest at a variable annual rate equal to one-month LIBOR plus 3.35%; provided, that in no event shall the variable annual rate be more than 7%. Beginning on August 1, 2010 and continuing through July 1, 2012, monthly payments of accrued unpaid interest are required. Beginning on August 1, 2012 and continuing until the maturity date of July 1, 2017, monthly payments of principal and interest are required with principal calculated using an amortization term of 30 years. The unpaid principal balance and all accrued unpaid interest are due and payable on the maturity date. We have the right to prepay the entire outstanding amount of the loan provided that if prepayment is made prior to April 1, 2017, a prepayment premium is required.

        The Palms of Monterrey was completed in 2001, contains approximately 518,000 square feet of rental area, has an average unit size of 1,270 square feet, and, as of June 25, 2010, approximately 93% of the units were occupied and the average effective monthly rental rate per unit was approximately $1,019. At the time of our acquisition of Palms of Monterrey, the capitalization rate for the property was 7.9%. Capitalization rate is one method used to estimate the value of income producing properties. Capitalization rates may be calculated in different ways. We calculated the capitalization rate for Palms of Monterrey by dividing the projected net operating income from the property in the first twelve months following the date of our acquisition of the property by the contract purchase price of the Palms of Monterrey Note, which we consider to be the contract purchase price of the property because Palms of Monterrey was acquired through foreclosure proceedings relating to the borrower's default on the Palms of Monterrey Note as described above.

        We believe that the Palms of Monterrey is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to the Palms of Monterrey. There are a number of comparable properties located in the same submarket that might compete with the Palms of Monterrey.

        Holstenplatz.    On June 30, 2010, we, through Behringer Harvard EU Opportunity I B.V., a wholly owned subsidiary of our operating partnership, acquired from a third party entity not affiliated with us or our advisor, a eight-story multi-tenant office building containing approximately 80,000 rentable square feet, located in Hamburg, Germany known as Holstenplatz ("Holstenplatz").

        The total contract purchase price for Holstenplatz was €10.25 million plus closing costs. Behringer Harvard EU Opportunity I B.V. borrowed approximately €8.25 million under a loan agreement with an unaffiliated third party financial institution (the "Holstenplatz Loan"), to pay a portion of the contract purchase price, of which €7.95 million was funded at closing. The remaining amount of the contract purchase price was paid with proceeds of this offering. The remaining €300,000 under the Holstenplatz Loan not funded at closing is available under the loan for future leasing costs and tenant improvements.

        The Holstenplatz Loan bears interest at 3.887% per year. Monthly principal payments of €13,750 plus accrued interest are payable beginning July 31, 2010 through March 31, 2015. A final payment of the principal and unpaid accrued interest is due and payable on April 30, 2015, the maturity date. The loan is secured by a mortgage on the Holstenplatz property, an assignment of rents and future sales price, and a submission of compulsory enforcement by the borrower.

        Holstenplatz was originally constructed in 1998. As of June 1, 2010, Holstenplatz was approximately 81% leased. As of June 1, 2010, the annualized base rent for tenants of Holstenplatz was €714,557 and the weighted average remaining lease term was approximately 3.9 years. At acquisition, the capitalization rate for Holstenplatz was 6.7%. Capitalization rate is one method used to estimate the value of income producing properties. Capitalization rates may be calculated in different ways. We calculated the capitalization rate for Holstenplatz by dividing the projected net operating income from the property in the first twelve months following the date of acquisition by its contract purchase price.

        We believe that Holstenplatz is suitable for its intended purposes and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property. Holstenplatz is located in the Hamburg-Altona submarket of Hamburg, Germany. There are at least two comparable properties located in the same submarket that might compete with Holstenplatz.

 Distributions

  Distributions for the Four Quarters Ended March 31, 2010

        Cash amounts distributed to stockholders during the four quarters ended March 31, 2010 were $1.5 million. Distributions funded through the issuance of shares under our distribution reinvestment plan during the four quarters ended March 31, 2010 were $4 million. For the four quarters ended March 31, 2010, cash flows provided by operating activities were $1.6 million. For the four quarters ended March 31, 2010, cash flows provided by operations exceeded cash amounts distributed to stockholders by $0.1 million.

        The following are the distributions paid and declared for the four quarters ended March 31, 2010 (dollars in thousands except per share amounts):

	Distributions Paid			Cash Flow Provided by (Used in) Operations
					Total Distributions Declared	Declared Distribution per Share
	Cash	Reinvested	Total
2010
First Quarter	$531	$1,333	$1,864	$1,170	$1,967	$0.123
2009
Fourth Quarter	440	1,150	1,590	1,016	1,703	0.126
Third Quarter	364	997	1,361	(724)	1,437	0.126
Second Quarter	172	505	677	174	881	0.091

	$1,507	$3,985	$5,492	$1,636	$5,988	$0.129

        Distributions declared per share assume the share was issued and outstanding each day during the period and is based on a declared daily distribution of $0.0008219 per share per day for the period through May 31, 2009. As of June 1, 2009, the effective daily rate was $0.0013699. Each day during the four quarters ended March 31, 2010 was a record date for distributions.

        Over the long term, we expect that more of our distributions will be paid from cash flow from operating activities (except with respect to distributions related to sales of our assets). However, operating performance cannot be accurately predicted due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate environment, the types and mix of investments in our portfolio and the accounting treatment of our investments in accordance with our accounting policies.

  Distributions Declared for the Second and Third Quarters of 2010

        On March 26, 2010, our board of directors declared distributions payable to the stockholders of record each day during the months of April, May, and June 2010. On June 22, 2010, our board of directors declared distributions payable to the stockholders of record each day during the months of July, August, and September 2010. Distributions payable to each stockholder of record will be paid in cash on or before the 16th day of the following month. The declared distributions equal a daily amount of $0.0013699 per share of common stock. If this rate were paid each day for a 365-day period, it would equal a 5.0% annualized rate based on a purchase price of $10.00 per share. A portion of each distribution will constitute a return of capital for tax purposes. There is no assurance that we will continue to declare daily distributions at this rate.

Share Redemptions

        During the three months ended March 31, 2010, we redeemed 31,800 shares of common stock for approximately $0.3 million ($8.97 per share). During the year ended December 31, 2009, we redeemed 82,096 shares of common stock for approximately $0.7 million ($8.99 per share). We have honored all redemption requests that comply with the applicable requirements and guidelines of our share redemption program. We have funded and intend to continue funding share redemptions with proceeds from this offering.

Funds From Operations and Modified Funds from Operations

        Funds from operations ("FFO") is a non-GAAP financial measure that is widely recognized as a measure of REIT operating performance. We use FFO, defined by the National Association of Real Estate Investment Trusts as net income (loss), computed in accordance with GAAP, excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property, plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships, joint ventures, subsidiaries, and noncontrolling interests as one measure to evaluate our operating performance. In addition to FFO, we use modified funds from operations ("Modified Funds from Operations" or "MFFO"), which excludes from FFO acquisition-related costs, impairment charges, and adjustments to fair value for derivatives not qualifying for hedge accounting, to further evaluate our operating performance.

        Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO and MFFO, together with the required GAAP presentations, provides a more complete understanding of our performance.

        We believe that FFO is helpful to investors and our management as a measure of operating performance because it excludes depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which is not immediately apparent from net income. We believe MFFO is helpful to our investors and our management as a measure of operating performance because it excludes costs that management considers more reflective of investing activities and other non-operating items included in FFO. By providing MFFO, we present information that assists investors in aligning their analysis with management's analysis of long term, core operating activities. We believe fluctuations in MFFO are more indicative of changes in operating activities and provide comparability in evaluating our performance over time and as compared to other real estate companies that may not have acquisition activities, derivatives, or affected by impairments.

        As explained below, management's evaluation of our operating performance excludes the items considered in the calculation of MFFO based on the following economic considerations:

  •
  Acquisition-related costs. In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management's investment models and analysis differentiate costs to acquire the investment from the operations derived from the investment. Prior to 2009, acquisition costs for these types of investments were capitalized; however beginning in 2009 acquisition costs related to business combinations are expensed. We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of our real estate investments and is consistent with management's analysis of the investing and operating performance of our properties.

  •
  Impairment charges. An impairment charge represents a downward adjustment to the carrying amount of a long-lived asset to reflect the current valuation of the asset even when the asset is intended to be held long-term. Such adjustment, when properly recognized under GAAP, may lag the underlying consequences related to rental rates, occupancy and other operating performance trends. The valuation is also based, in part, on the impact of current market fluctuations and estimates of future capital requirements and long-term operating performance that may not be directly attributable to current operating performance. Because MFFO excludes impairment charges, management believes MFFO provides useful supplemental information by focusing on the changes in our operating fundamentals rather than changes that may reflect only anticipated losses.

  •
  Adjustments to fair value for derivatives not qualifying for hedge accounting. Management uses derivatives in the management of our debt and interest rate exposure. We do not intend to speculate in these interest rate derivatives and accordingly period-to-period changes in derivative valuations are not primary factors in management's decision-making process. We believe by excluding the gains or losses from these derivatives, MFFO provides useful supplemental information on the realized economic impact of the hedges independent of short-term market fluctuations.

        FFO or MFFO should not be considered as an alternative to net income (loss), as an indication of our liquidity, nor as an indication of funds available to fund our cash needs, including our ability to make distributions and should be reviewed in connection with other GAAP measurements.

        Our calculation of FFO, MFFO and MFFO per share for the three months ended March 31, 2010 and 2009 and the years ended December 31, 2009 and 2008 and the period from Inception through December 31, 2007 is presented below (amounts in thousands except per share amounts):

	Three Months Ended March 31,		Year Ended December 31,		From Inception (January 9, 2007) Through December 31, 2007
	2010	2009	2009	2008
Net income (loss)	$759	$(541)	$(1,075)	$(249)	$(52)
Net income (loss) attributable to noncontrolling interest	(72)	—	9	—	—
Adjustments for:
Real estate depreciation and amortization	557	603	2,422	399	—
Pro rata share of unconsolidated JV depreciation and amortization(1)	24	—	8	—	—
Funds from operations (FFO)	$1,268	$62	$1,364	$150	$(52)
Other adjustments:
Acquisition expenses	48	—	—	—	—
MFFO	$1,316	$62	$1,364	$150	$(52)
GAAP weighted average shares:
Basic and diluted	15,937	7,901	10,592	2,859	22
MFFO per share	$0.08	$0.01	$0.13	$0.05	$(2.36)

(1)
This represents the depreciation and amortization expense of our share of depreciation and amortization expense of Stone Creek, which we account for under the equity method of accounting.

        Provided below is additional information related to selected non-cash items included in net loss above, which may be helpful in assessing our operating results.

  •
  Straight-line rental revenue of less than $0.1 million was recognized for each of the three months ended March 31, 2010 and 2009 and of $0.2 million and less than $0.1 million was recognized for the years ended December 31, 2009 and 2008, respectively.

  •
  Amortization of intangible lease assets and liabilities was recognized as a net increase to rental revenues of $0.2 million and $0.3 million for the three months ended March 31, 2010 and 2009, respectively, and of $1.1 million and $0.2 million for the years ended December 31, 2009 and 2008, respectively.

  •
  No bad debt expense was incurred for the three months ended March 31, 2010 or 2009.

  •
  Amortization of deferred financing costs of less than $0.1 million was recognized as interest expense for our note payable for each of the three months ended March 31, 2010 and 2009 and approximately $0.1 million was recognized as interest expense for our note payable for the year ended December 31, 2009. No such charges were incurred for the year ended December 31, 2008.

        In addition, cash from MFFO may be used to fund all or a portion of certain capitalizable items that are excluded from MFFO, such as capital expenditures and payments of principal on debt, each of which may impact the amount of cash available for distribution to our stockholders.

  Selected Financial Data

        The following selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our annual report for the year ended December 31, 2009 on Form 10-K and our quarterly report for the three months ended March 31, 2010 on Form 10-Q and incorporated by reference into the prospectus (in thousands, except per share amounts).

	As of March 31,		As of December 31,
	2010	2009	2009	2008	2007
Balance Sheet Information:
Total assets	$165,241	$96,007	$144,937	$86,343	$203

Long-term debt obligations	$18,500	$18,500	$18,500	$18,500	$—
Other liabilities	3,755	9,009	3,838	9,021	54
Stockholders' equity	142,986	68,498	122,599	58,822	149

Total liabilities and stockholders' equity	$165,241	$96,007	$144,937	$86,343	$203

	Three Months Ended March 31,		Year Ended December 31,		From Inception (January 9, 2007) Through December 31, 2007
	2010	2009	2009	2008
Operating Information:
Revenues	$2,688	$1,325	$6,375	$913	$—
Operating Expenses:
Property operating expenses	330	344	1,381	302	—
Real estate taxes	160	140	646	77	—
Property management fees	47	46	172	34	—

Total operating expenses	537	530	2,199	413	—
Non-Operating Expenses:
Depreciation and amortization	557	603	2,422	399	—
General and administrative expenses	430	421	1,545	652	54
Asset management fees	186	86	457	61	—
Interest expense	322	326	1,309	—	—

Total non-operating expenses	1,495	1,436	5,733	1,112	54
Interest income, net	110	100	484	363	2

Income (loss) before equity in losses of unconsolidated joint venture	766	(541)	(1,073)	(249)	(52)
Equity in losses of unconsolidated joint venture	(7)	—	(2)	—	—

Net income (loss)	759	(541)	(1,075)	(249)	(52)
Add: Net income (loss) attributable to the noncontrolling interest	(72)	—	9	—	—

Net income (loss) attributable to Behringer Harvard Opportunity REIT II, Inc.	$687	$(541)	$(1,066)	$(249)	$(52)

Net income (loss) per share attributable to Behringer Harvard Opportunity REIT II, Inc. basic and diluted	$0.04	$(0.07)	$(0.10)	$(0.09)	$(2.30)

Distributions declared per share	$0.123	$0.074	$0.42	$0.23	$—

Cash Flow Information:
Cash provided by (used in) operating activities	$1,170	$(151)	$315	$(95)	$2
Cash used in investing activities	$(270)	$(217)	$(40,630)	$(35,056)	$—
Cash provided by financing activities	$19,582	$10,514	$60,449	$82,323	$201

 Compensation to Our Advisor and Its Affiliates

        Behringer Harvard Opportunity Advisors II, Behringer Securities, and their affiliates receive compensation and fees for services relating to this offering and managing our assets. Summarized below are the fees earned and expenses reimbursable to our advisor and its affiliates for the three months ended March 31, 2010 and the year ended December 31, 2009:

Approximate Amounts Paid or Reimbursed
Type of Compensation	Three Months Ended March 31, 2010 (unaudited)	Year Ended December 31, 2009
Selling Commissions(1)	$1.6 million	$4.9 million
Dealer Manager Fee(2)	$0.6 million	$1.8 million
Reimbursement of Other Organization and Offering Expenses(3)	$1.1 million(4)	$4.6 million(5)
Acquisition and Advisory Fees	—	$0.9 million
Acquisition Expense Reimbursements	—	$0.1 million
Property Management or Oversight Fees	Less than $0.1 million	$0.1 million
Asset Management Fee	$0.2 million	$0.5 million
Operating Expenses	$0.1 million	$0.5 million

(1)
Behringer Securities reallows 100% of selling commissions earned to participating broker-dealers.

(2)
Behringer Securities may reallow a portion of its dealer manager fee in an aggregate amount up to 2% of gross offering proceeds to participating broker-dealers.

(3)
On October 2, 2009, our advisor waived our obligation to pay $3.5 million of organization and offering expenses (other than selling commissions and the dealer manager fee) it incurred on our behalf through December 31, 2008.

(4)
As of March 31, 2010, approximately $0.2 million remained payable.

(5)
As of December 31, 2009, approximately $0.4 million remained payable.

 PROSPECTUS UPDATES

Prior Performance Summary

Recent Adverse Developments

        The following information supersedes and replaces the similar information contained in the "Prior Performance Summary—Recent Developments" section beginning on page 167 of the prospectus:

        The information in this subsection is designed to update investors regarding other Behringer Harvard sponsored programs. Due to the challenging real estate market, credit market, and general economic conditions over the past few years, most of this information relates to adverse developments. The current economic crisis, which began with the collapse of residential subprime credit markets and continued through an overall crisis in, and freeze of, the credit markets toward the end of 2008, followed by unemployment and economic declines unprecedented in the last 70 years, has had severely negative effects across substantially all commercial real estate. As the industry has been affected, Behringer Harvard sponsored investment programs that substantially completed their primary equity offerings at or prior to the end of 2008 have been adversely affected by the disruptions to the economy generally and the real estate market. These economic conditions have adversely affected the financial condition of many of these programs' tenants and lease guarantors, resulting in tenant defaults or bankruptcies. Further, lowered asset values, as a result of declining occupancies, reduced rental rates, and greater tenant concessions and leasing costs, have reduced investor returns in these investment programs because these factors not only reduce current return to investors but also negatively impact the ability of these investment programs to refinance or sell their assets and to realize gains thereon.

        In response to these economic stresses, these Behringer Harvard sponsored investment programs have altered their overall strategies from acquisition and growth to focusing on capital conservation, debt extensions, and restructurings, reduction of operating expenses, and management of lease renewals and retenanting, declining occupancies and rental rates, and increases in tenant concessions and leasing costs. Identified and described below are trends regarding the consequences of the current economic environment affecting certain characteristics of these other investment programs. These trends provide additional information as to the consequences of the current economic conditions on real estate investment programs of the type sponsored by Behringer Harvard, many of which consequences may affect us.

        Distributions and Redemptions.    Behringer Harvard Mid-Term Value Enhancement Fund I has previously paid monthly distributions at a 6% annualized rate (all distribution rate calculations herein assume a per unit or share purchase price of $10.00 reduced for capital distributions arising from sales of assets). As a result of the sale described below, the general partners have reduced the normal distributions to a 3% annualized rate based on a $10.00 price per unit effective June 1, 2010. While remaining portfolio liquidation may be delayed because of current economic challenges, Behringer Harvard Mid-Term Value Enhancement Fund I is at the stage where it is operating with a view to provide capital returns to its investors through the sale of its assets. On April 15, 2010 it sold one of its office properties. This building was the second building sold from its original portfolio of six properties, leaving it with four remaining properties. The general partners determined to distribute virtually all of the net proceeds of the sale to the limited partners of record as of May 17, 2010 via a special distribution of $0.63 per unit on May 25, 2010.

        Behringer Harvard Multifamily REIT I lowered its annualized distribution rate for its monthly distributions from 7.0% to 6.0% effective for the month of September 2010. Behringer Harvard REIT I lowered its annualized distribution rate for its monthly distributions from 6.5% to 3.25% beginning in April 2009 and to 1.0% in connection with its May 2010 distribution. Behringer Harvard Opportunity REIT I moved from monthly to quarterly distributions and lowered its annualized distribution rate from 3% to 1% beginning with its distribution for the first quarter of 2010. The regular distribution of Behringer Harvard Short-Term Opportunity Fund I was discontinued beginning with the third quarter of 2009. Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I and Behringer Harvard Mid-Term Value Enhancement Fund I have each indicated that their focus in the current environment is on capital preservation and that they may further reduce their distribution rates or cease paying distributions.

        In March 2009, to conserve capital, Behringer Harvard REIT I and Behringer Harvard Opportunity REIT I suspended their share redemption programs except for redemptions requested by stockholders by reason of death, disability, or confinement to long-term care. Behringer Harvard REIT I further limited such redemptions to no more than $2.5 million for each of the first and second quarters of 2010 and approximately $1 million for each of the third and fourth quarters of 2010. Behringer Harvard REIT I and Behringer Harvard Opportunity REIT I may further limit or suspend redemptions. In connection with their announcements of their intention to enter their portfolio liquidation phase in December 2006, Behringer Harvard Mid-Term Value Enhancement Fund I and Behringer Harvard Short-Term Opportunity Fund I terminated their redemption programs (as well as their distribution reinvestment plans).

        The recession has also negatively impacted the operating performance of Behringer Harvard REIT I and Behringer Harvard Opportunity REIT I. Cash flow from operating activities has decreased and has been insufficient to fund both the net cash required to fund distributions and the capital requirements of their properties. As a result, portions of the net cash required for distributions and capital expenditures of these REITs were funded from their cash on hand, including proceeds from their offerings and/or borrowings.

        Estimated Valuations.    Both Behringer Harvard Mid-Term Value Enhancement I and Behringer Harvard Short-Term Opportunity Fund I announced estimated valuations as of December 31, 2009 of $7.09 and $6.45 per unit, respectively, of their limited partner units. As a result of the special distribution described above, the estimated valuation of the limited partner units of Behringer Harvard Mid-Term Value Enhancement Fund I has been adjusted to $6.46. Behringer Harvard Opportunity REIT I announced estimated valuations of its common stock of $8.17 per share as of June 30, 2009 and $8.03 as of December 31, 2009. Behringer Harvard REIT I announced an estimated valuation of its common stock of $4.25 per share as of May 17, 2010. Each of these units and shares were originally sold in their best efforts public offerings for a gross offering price of $10.00.

        As with any valuation methodology, the methodologies used by the Behringer Harvard sponsored investment programs utilize a number of estimates and assumptions. Parties using different assumptions and estimates could derive a different estimated value and these differences could be significant. The estimated values per share or unit were adopted pursuant to the specific valuation policies of these investment programs and do not represent the fair value of the shares or units calculated in accordance with GAAP or the price at which such shares or units would trade on a national securities exchange. The valuation policies and the announcements of estimated values for these programs should be reviewed for additional information and limitations.

        Waiver of Fees and Expenses.    Behringer Harvard Holdings and its affiliates have from time to time, voluntarily when it has perceived circumstances to warrant it, waived fees and expenses due from their sponsored investment programs. In the first quarter of 2010, Behringer Harvard Holdings entities waived asset management fees of approximately $2.2 million owed by Behringer Harvard REIT I, asset management fees and reimbursement of operating expenses of approximately $17,000 and $4.0 million, respectively, owed by Behringer Harvard Short-Term Opportunity Fund I, asset management fees and reimbursement of operating expenses of approximately $52,000 and $381,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund I (a privately offered program) and property management oversight fees, asset management fees, acquisition fees and reimbursement of operating expenses of approximately $46,000, $80,000, $71,000 and $396,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund II (also a privately offered program). In 2009, Behringer Harvard Holdings entities waived asset management fees of approximately $7.5 million owed by Behringer

Harvard REIT I, asset management fees and reimbursement of operating expenses of approximately $31,000 and $301,000, respectively, owed by Behringer Harvard Short-Term Opportunity Fund I, asset management fees and reimbursement of operating expenses of approximately $70,000 and $187,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund I, and asset management fees and reimbursement of operating expenses of approximately $172,000 and $161,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund II. In addition, Behringer Harvard Holdings entities waived property management oversight fees of approximately $161,000 owed by Behringer Harvard Strategic Opportunity Fund II. In 2008, Behringer Harvard Holdings entities waived asset management fees of approximately $566,000 owed by Behringer Harvard Strategic Opportunity Fund I and asset management fees of approximately $892,000 owed by Behringer Harvard Strategic Opportunity Fund II. Behringer Harvard REIT I's advisor and Behringer Harvard Short-Term Opportunity Fund I's general partners each waived asset management fees of approximately $1.0 million for the year ended December 31, 2007. In addition, in 2007, Behringer Harvard Holdings entities waived property management oversight fees of approximately $333,000 owed by Behringer Harvard Strategic Opportunity Fund II. The results of operations and distributions from these programs shown in the Prior Performance Tables would have been lower without such arrangements. There is no assurance that Behringer Harvard Holdings or its affiliated entities will waive or defer fees or expenses due from its sponsored investment programs in the future.

        Impairments.    Under GAAP, Behringer Harvard sponsored investment programs consider the applicability of any financial statement impairments of the assets that they own. As a result of adverse economic conditions beginning in 2008 and continuing through 2009, Behringer Harvard REIT I has taken impairments of approximately $21.1 million and $259.1 million during the fiscal years ended December 31, 2008 and 2009, respectively. Behringer Harvard Opportunity REIT I has taken impairments of approximately $19.4 million during the fiscal year ended December 31, 2008, $15.5 million during the fiscal year ended December 31, 2009, and $4.2 million during the first quarter of 2010. In addition, Behringer Harvard Opportunity REIT I recorded a reserve for loan losses totaling $11.1 million, including $7.1 million recognized as a provision to loan losses. Behringer Harvard Mid-Term Value Enhancement Fund I recognized an asset impairment of approximately $0.4 million during the first quarter of 2010. Also, for the years ended December 31, 2007, 2008, and 2009 and the quarter ended March 31, 2010, Behringer Harvard Short-Term Opportunity Fund I recognized inventory valuation adjustments of approximately $2.4 million, $16.8 million, $0.5 million and $1.7 million, respectively. In addition, Behringer Harvard Strategic Opportunity Fund II recognized an asset impairment of approximately $3.2 million in 2008. In addition, Behringer Harvard Strategic Opportunity Fund I and Behringer Harvard Strategic Opportunity Fund II are currently considering impairments that may be applicable for 2009.

        Financings.    The recent turbulent financial markets and disruption in the banking system, as well as the nationwide economic downturn, have created a severe lack of credit, rising costs of any debt that is available and reluctance by lenders to lend as large a percentage of debt to equity than in prior periods. These market disruptions have adversely affected all of the Behringer Harvard investment programs that substantially completed their equity offerings at or prior to the end of 2008 (except Behringer Harvard Mid-Term Value Enhancement Fund I, which incurred no debt). These investment programs have experienced property loan maturities that have not been refinanced or that have been refinanced at reduced values requiring additional collateral or equity and/or at higher interest rates or loan defaults related to certain of their assets. These programs are working with their lenders to replace, extend, or restructure debt arrangements as they mature or to purchase or payoff the debt at discounted amounts and to otherwise manage their debt arrangements to preserve value for their investors, although there is no assurance that they will be able retain all of their assets as mortgage loans mature. To date, these investment programs have had success in these activities, though in respect of two assets where it was unable to negotiate a satisfactory restructuring or debt purchase, Behringer Harvard REIT I has allowed the mortgage lenders to foreclose or take the related property in lieu of foreclosure. As of March 31, 2010, with respect to its 71 operating office properties, Behringer Harvard REIT I was in discussions with lenders to restructure, purchase or pay-off three non-recourse property loans with a combined outstanding balance of approximately $86.6 million that were in default or had experienced events of default. As of March 31, 2010, at least six other Behringer Harvard REIT I properties have property loans that need to be modified during 2010 in order to support the underlying asset value, some of which may have imminent defaults or events of default. Subsequent to March 31, 2010, a default occurred on a loan associated with one of Behringer Harvard REIT I's properties having an outstanding debt balance of approximately $27.5 million.

        Sponsor Activities.    Behringer Harvard Holding entities have also, voluntarily and in circumstances where a short term need for liquidity has been deemed by them to be advisable, provided loans to certain Behringer Harvard sponsored investment programs, including Behringer Harvard Short-Term Opportunity Fund I, Behringer Harvard Strategic Opportunity Fund I, and Behringer Harvard Strategic Opportunity Fund II. The outstanding principal balance of these loans as of March 31, 2010 was approximately $13.9 million (net of the loan forgiveness described below), $10.8 million, and $13.2 million, respectively. On December 31, 2007 and 2009, Behringer Harvard Holdings forgave approximately $7.5 million and $15 million, respectively, of principal loans and all interest thereon owed by Behringer Harvard Short-Term Opportunity Fund I, which was accounted for as a capital contribution by its general partners. Behringer Harvard Holdings has also leased vacant space at certain of its TIC Programs discussed below. The results of operations and distributions from Behringer Harvard Short-Term Opportunity Fund I shown in the Prior Performance Tables would have been lower without such arrangements. There is no assurance that Behringer Harvard Holdings or its affiliated entities will engage in such activities with respect to its sponsored investment programs in the future.

        Co-Investor Arrangements.    Behringer Harvard Holdings sponsored private offerings from 2003 through 2005 for eight single asset co-investment arrangements structured as tenant-in-common programs ("TIC Programs"). Behringer Harvard Strategic Opportunity Fund I sponsored one TIC Program. As of March 31, 2010, Behringer Harvard REIT I had acquired all TIC interests where it had been the largest TIC owner in four TIC Programs and remained the largest tenant-in-common investor in two TIC Programs. Behringer Harvard Strategic Opportunity Fund I owns a tenant-in-common interest in the one TIC Program it sponsored, and the remaining TIC Program is owned by tenant-in-common investors with a small interest owned by Behringer Harvard Holdings. The remaining TIC Program sold its property in 2008.

        Investors in five of the TIC Programs received a positive total return on their investment including investors in one TIC Program who received a total return above what was projected in its private placement offering memorandum. In general, the recession has adversely affected the operating performance of the remaining four TIC Programs. One of the TIC Programs is underperforming relative to projections substantially due to representations made by the seller and its agents related to its operating expenses and revenues that Behringer Harvard Holdings believes to be false. Behringer Harvard Holdings is currently engaged in a lawsuit where it has received settlements for the TIC investors while it remains in dispute with the former on-site property manager. The tenant-in-common investors have received substantial settlement consideration and are no longer party to this suit.

        Several Behringer Harvard sponsored investment programs have made portfolio investments under co-investment arrangements, generally as partnerships. Certain of these co-investors have threatened claims against these investment programs and their sponsor where current economic conditions have resulted in these investments underperforming expectations. Other than as to Behringer Harvard Opportunity REIT I that has been sued by a co-investor in one such circumstance, none of these threats have resulted in lawsuits. While there is not believed to be any merit in this lawsuit or any of the threats, the defense and any settlement of these claims may negatively impact returns to the investors in these investment programs.

 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

        We may be exposed to interest rate changes primarily as a result of long-term debt used to acquire properties and make loans and other permitted investments. Our management's objectives, with regard to interest rate risks, are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives, we will borrow primarily at fixed rates or variable rates with the lowest margins available and in some cases, with the ability to convert variable rates to fixed rates. With regard to variable rate financing, we will assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. We may enter into derivative financial instruments such as options, forwards, interest rate swaps, caps, or floors to mitigate our interest rate risk on a related financial instrument or to effectively lock the interest rate portion of our variable rate debt. At March 31, 2010, we had one note payable outstanding that was subject to a variable interest rate based on LIBOR plus a margin of 2.5%. However, the note payable has a minimum interest rate of 6.25%, which if the LIBOR rate increased 100 basis points would not result in an increase to a rate above the minimum.

        Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed rate real estate loan receivable, the PAL Junior Loan, unless such instruments mature or are otherwise terminated. However, interest rate changes will affect the fair value of our fixed rate instrument. As we expect to hold the PAL Junior Loan to maturity and the amounts due under the loan would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates would have a significant impact on the cash flows of our fixed rate real estate loan receivable.

        The PAL Junior Loan, a fixed rate real estate loan receivable, with $12.8 million outstanding under the loan as of March 31, 2010, has a maturity date of September 1, 2016 and accrues interest at 18% per annum. The PAL Junior Loan is subject to market risk to the extent that the stated interest rate varies from current market rates for loans made under similar terms.

        We initiated foreclosure proceedings against the Palms of Monterrey borrower in order to take a fee simple interest in the property, a 408-unit multifamily complex on a 28-acre site located in Fort Myers, Florida. A final judgment of foreclosure was entered on March 22, 2010 and the foreclosure sale for Palms of Monterrey was held on April 27, 2010. We were the only bidder in the sale and acquired a fee simple interest in the property on May 10, 2010. Accordingly, we do not believe that there is significant interest rate risk associated with this investment.

 EXPERTS

        The consolidated financial statements and related financial statement schedules of Behringer Harvard Opportunity REIT II, Inc. and subsidiaries as of December 31, 2009 and 2008 and for the years ended December 31, 2009 and 2008 and for the period from January 9, 2007 (date of inception) through December 31, 2007, incorporated by reference in this Prospectus from Behringer Harvard Opportunity REIT II, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The statement of revenues and certain operating expenses of 1875 Lawrence for the year ended December 31, 2007, incorporated by reference in this Prospectus from Behringer Harvard Opportunity REIT II, Inc.'s Current Report on Form 8-K/A filed with the SEC on December 19, 2008, has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated herein by reference (which report on the statement of revenues and certain operating expenses expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statement), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

 INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        We have elected to "incorporate by reference" certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You can access documents that are incorporated by reference into this prospectus at the web site maintained for us and our advisor and its affiliates at http://www.behringerharvard.com (URL for documents: http://www.snl.com/irweblinkx/docs.aspx?IID=4165566). There is additional information about us and our advisor and its affiliates at the web site, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.

        The following documents filed with the SEC are incorporated by reference in this prospectus (Commission File No. 333-140887), except for any document or portion thereof deemed to be "furnished" and not filed in accordance with SEC rules:

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  Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the SEC on March 30, 2010;

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  Quarterly Report on Form 10-Q for the three months ended March 31, 2010 filed with the SEC on May 14, 2010;

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  Current Report on Form 8-K filed with the SEC on June 24, 2010;

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  Current Report on Form 8-K filed with the SEC on June 17, 2010;

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  Current Report on Form 8-K/A filed with the SEC on June 17, 2010;

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  Current Report on Form 8-K filed with the SEC on May 14, 2010;

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  Current Report on Form 8-K filed with the SEC on April 15, 2010;

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  Current Report on Form 8-K filed with the SEC on February 17, 2010;

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  Current Report on Form 8-K/A filed with the SEC on December 19, 2008; and

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  Definitive Proxy Statement in respect of our 2010 meeting of stockholders.

        We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:

Behringer Harvard Investment Services
15601 Dallas Parkway, Suite 600
Addison, Texas 75001-6026
Telephone: (866) 655-3600
Fax: (816) 218-1141
 www.behringerharvard.com

        The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

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BEHRINGER HARVARD OPPORTUNITY REIT II, INC. SUPPLEMENT NO. 4 DATED JULY 23, 2010 TO THE PROSPECTUS DATED APRIL 29, 2010
OPERATING INFORMATION
Status of Offering
Real Estate and Real Estate-Related Investment Portfolio
Distributions
Share Redemptions
Funds From Operations and Modified Funds from Operations
Compensation to Our Advisor and Its Affiliates
PROSPECTUS UPDATES Prior Performance Summary
Recent Adverse Developments
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
EXPERTS
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE